UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2022

Commission File Number:               001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Carla Trematore Joins CI&T's Board of Directors

New York, USA - August 30, 2022 /Business Wire/ -- CI&T  (NYSE: CINT, "Company"), a global digital specialist, announces today the appointment of Carla Trematore to its Board of Directors, effective September 1, 2022. Ms. Trematore was duly elected according to the Company's Articles of Association, at a Board of Directors Meeting held today. Trematore will also join CI&T's Audit Committee.

Trematore worked at traditional and independent big four audit firms from 1996 to 2010. She also served as accounting partner at Hirashima & Associados, a boutique consulting firm specialized in advisory services for M&A transactions. Among other previous roles, Trematore was the chairperson of the audit committee of Caixa Econômica Federal from 2017 to 2020 and member of the board of directors of BRB – Banco de Brasília.

She currently serves as (i) independent member of the board of directors and coordinator of the audit committee of BR Partners Participações; (ii) independent member of the audit committee of Allied Tecnologia and Grupo Oncoclínicas, and (iii) member of the fiscal councils of Cosan, Comgás, Ânima Educação, Localiza and ISA-CTEEP. She graduated in Computer Science from the Universidade Estadual Paulista – UNESP and in Accounting from Pontifícia Universidade Católica de Minas Gerais – PUC Minas, both in Brazil.

Trematore's extensive financial expertise and knowledge of tech companies will be fundamental to CI&T as it continues to grow and expand worldwide.

About CI&T

CI&T (NYSE: CINT) is a global digital specialist, a partner in end-to-end digital transformation for 100+ Large Enterprises & Fast Growth Clients. As digital natives, CI&T brings a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in 9 countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,700 professionals.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Illume PR for CI&T

Zella Panossian

ciandt@illumepr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 30, 2022

CI&T Inc

By:        /s/ Stanley Rodrigues

              ____________________________________

              Name: Stanley Rodrigues

              Title: Chief Financial Officer